Trinity Mirror plc

Trinity Mirror plc
2006 Interim Results
for the 26 weeks ended 2 July 2006

3 August 2006

Trinity Mirror plc announces the Group's Interim Results for the 26 weeks ended 2 July 2006.

Financial highlights

	Adjusted results*			Statutory results		
	2006 26 weeks £m	2005 26 weeks £m	% Change	Continuing operations **2006** **26 weeks** **£m**	Continuing operations 2005 26 weeks £m	% **Change**
Revenue	566.6	579.3	(2.2)%	**546.5**	559.0	**(2.2)%**
Operating profit/(loss)	110.0	128.3	(14.3)%	**(152.8)**	122.9	**(224.3)%**
Profit/(loss) before tax	98.1	112.5	(12.8)%	**(179.6)**	107.8	**(266.6)%**
				Total	Total	
Earnings/(loss) per share	23.5p	26.6p	(11.7)%	**(41.9)**	26.7p	**(256.9)%**
Dividend per share	6.4p	6.4p	-	**6.4p**	6.4p	**-**

Operational highlights

- Revenue* fell by 2.2% to £566.6 million as a result of a challenging advertising environment. Excluding acquisitions, revenue* fell by £38.3 million or 6.6%
- Operating profit* and profit before tax* fell by 14.3% and 12.8% respectively
- Net cost savings of £9.0 million. On target to achieve at least £15 million in full year
- Non-cash impairment of the carrying value of Regional newspaper titles of £250.0 million in accordance with IAS 36
- Completed acquisition of Email4Property which complements the acquisition of Smartnewhomes in 2005 and extends our property advertising reach
- Completed divestment of our Magazines and Exhibitions division
- Despite net capital expenditure of £38.4 million and dividend payments of £45.1 million, strong cash flows resulted in net debt** increasing by only £22.5 million
- Proposed Interim dividend stable at 6.4p per share, reflecting continued confidence in strong cash flows
- The Board commences a review of the business to position the Group for future growth
- The Board expects performance for the year to be in line with current expectations despite continuing challenges in the advertising environment

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

Within the following Chief Executive's Statement and Review of Operations, all figures are presented on an adjusted basis (which is including discontinued operations and excluding non-recurring items, the amortisation of intangible assets and the impact of IAS 39) unless otherwise stated. A reconciliation between the adjusted and the statutory numbers is provided in note i on page 24.

Chief Executive's Statement

Financial

The first half of 2006 proved to be a challenging trading period for the Group as conditions in the advertising environment remained poor. In this climate the benefits of the embedded culture of continuous improvement driven by our 'Stabilise Revitalise Grow' strategy have partially mitigated the impact on profits through further reductions in the cost base.

Revenue* declines of 2.2% to £566.6 million contributed to operating profits* falling by 14.3% to £110.0 million. Revenues* excluding acquisitions completed in 2005 and 2006 fell by £38.3 million with operating profit* excluding acquisitions falling by £20.7 million to £107.6 million. Profit before tax* fell by £14.4 million to £98.1 million which was marginally better than the fall in operating profit*, reflecting the benefit of a £4.6 million (2005: £0.2 million) IAS 19 finance credit. On a statutory basis revenue declined by 2.2% to £546.5 million, operating profit declined by £275.7 million to a loss of £152.8 million and profit before tax declined by £287.4 million to a loss of £179.6 million. Statutory loss before tax reflects the adverse impact of the non-cash charges of £250.0 million for the impairment of the carrying value of intangibles, £7.0 million amortisation and £14.9 million for IAS 39.

Our results should be viewed in the context of a weak advertising environment with falling GDP growth, sluggish consumer spending and rising unemployment. These market conditions are impacting all advertising categories with the exception of property advertising, where we continue to achieve marginal growth despite very tough comparables for 2005.

The Group delivered net cost savings of £9.0 million and is on target to deliver at least £15 million in 2006, as announced in December 2005. In addition to these net cost savings, the Group took further mitigating actions which enabled operating costs* excluding acquisitions to fall by £16.7 million in the period despite significant inflationary pressures.

The Group continues to generate strong cash flows with net debt** increasing marginally during the period from £485.0 million to £507.5 million after paying £45.1 million for the 2005 final dividend and £38.4 million net capital expenditure. The Board's confidence in the strong cash flow characteristics of our business has enabled us to maintain the interim dividend for 2006 at 6.4 pence per share.

Publishing activities

Our Regionals division has faced an increasingly difficult advertising environment in all advertising categories, with the exception of property, recording year-on-year declines. Despite these challenges we have continued to drive operating efficiencies to partially mitigate the impact on profits. While circulation volumes for our Regional newspapers remain challenging, revenues continue to increase. The exceptions are our titles in the Midlands. The new management team appointed to the Midlands in 2005 is starting to make inroads into improving performance.

The National newspaper environment has remained extremely competitive throughout the period with substantial increases in promotional activity and price-cutting by all daily tabloid newspapers with the exception of the Daily Mirror. While this has adversely impacted the circulation volumes of our titles, management continues to run the business with a focus on ensuring that sustainable returns are achieved on all investment decisions, and believes that excessive marketing expenditure does not drive longer-term value.

Our National titles have also been adversely affected by the advertising environment. The impact of these trading conditions has been partially mitigated by continued tight management of costs, alongside appropriate levels of investment in our titles.

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

Significant investment has been made in the Daily Record in Scotland. Its marketplace continues to be characterised by price-cutting by national tabloids – the Sun in Scotland has been selling at just 10 pence across Scotland since March. Although the Daily Record has not cut its cover price, it has undertaken vouchering activity designed to reward reader loyalty. While this and other activity in Scotland has adversely impacted profit for our Scottish Nationals, this investment provides a firmer platform for the business from which to grow profitability.

Scotcareers, launched in 2004, has now established a strong number two position in the Scottish online recruitment marketplace and moved into profit. In line with 2005, no editions of The One Directory have been published in the period. We anticipate publishing four editions in the second half of the year and building on this with further new editions in 2007.

Within our Sports division the Racing Post continues to be the leading racing and sports betting newspaper and website, despite the launch of a competitive new title into the marketplace. While profits have been adversely impacted by reduced revenues and increased investment in product and marketing, the division still achieved operating profits of £6.9 million with operating margins of 27.8%, a strong performance in the face of a competitive launch.

New initiatives

In line with our stated strategy, we continued to focus on driving real growth from new initiatives, deepening our presence in our core markets and geographies, both in print and online. In the Regionals division we have continued our innovation activity with the launch of 227 websites covering property and motors, five newspaper titles including Metros in Cardiff and Liverpool. The newspaper titles are expected to achieve positive profit contributions in the first full year while the websites have minimal impact in terms of costs and we are confident of their ability to drive revenues over time. All launch activity has been fully funded through cost savings.

Prior to committing to acquire businesses we carefully consider a range of factors including options of launching products or services organically, the competitive nature of the market, the time needed to build a strong position, the scarcity of assets and our return on investment. Our expectations for acquired businesses are very clear. We would expect all acquisitions to be earnings-enhancing in the first full year of ownership and to achieve a return at least in line with WACC within a three-year period.

To strengthen our online presence in property we acquired Email4Property in May 2006. Unlike generalist property sites, Email4Property provides a unique offering to estate agents by driving traffic to their websites, thereby promoting their business. This business is being fully integrated within the operations of Smartnewhomes. It achieved revenues of £0.2 million for the period and is expected to deliver full year revenues of £0.6 million in 2006.

We have appointed a Group Director of Digital Businesses with responsibility for accelerating the development of our recently acquired online recruitment businesses. A number of significant changes to management structures across the acquired online recruitment businesses, and in particular hotgroup, have already been made. Due to the slight disruptive nature of these management changes the performance of the online business within hotgroup has been below expectations. However, we would expect improvements in performance in the second half of the year.

Disposals

During June and July 2006 the Group disposed of its Magazines and Exhibitions division through a number of transactions generating gross disposal proceeds of £42.7 million. The most significant of these transactions, which occurred after the period end, was the disposal of Inside Communications Limited for a consideration of £41.5 million. The Magazines and Exhibitions division was considered non-core due to the differing challenges it faces relative to our core portfolio of newspaper and online assets. Having improved the performance of the division over the past few years it was appropriate to realise value at this stage.

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

Capital expenditure

The Group's programme of investment in colour presses is progressing to plan with the Nationals Oldham site repressing programme completed on schedule in July and the repressing of our other Nationals print sites in Scotland and Watford scheduled to complete in early 2007 and 2008 respectively.

Board changes

On 4 May 2006, at the Group's Annual General Meeting, Sir Victor Blank retired from the Board. On the same date, Sir Ian Gibson was appointed as Chairman to the Board.

On 1 August 2006 the Board announced that Laura Wade-Gery would join the Board as a non-executive Director on 4 August 2006.

Review of the Business

Over the last three and a half years, the Group has made great strides in implementing its 'Stabilise Revitalise Grow' strategy, enhancing profitability and performance. Underlying Group operating profit increased by over 30% between 2002 and 2005; our broad portfolio of strong brands has been further strengthened through new launches, investment, acquisitions and a focus on operating efficiency; and the Group has proven more resilient to difficult trading conditions.

Looking forward it is clear that continued change in the media market will create increasing challenges for the Group in continuing to build on this progress. The Board has therefore initiated a review of our businesses, operating models and structure in order to determine the best way of taking the Group forward and capturing the opportunities available to us.

The outcome of the review and our plans will be reported to the market by the end of the year.

Outlook

The difficult advertising market is expected to continue into the second half of 2006. Despite these challenges, the Board expects performance to be in line with current expectations.

Enquiries

Trinity Mirror plc — 020 7293 3000
Vijay Vaghela, Group Finance Director
Nick Fullagar, Director of Corporate Communications

Maitland — 020 7379 5151
Neil Bennett
Wendy Timmons

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

Review of Operations

Group revenues* fell by 2.2% to £566.6 million (2005: £579.3 million) and excluding acquisitions fell by £38.3 million (6.6%) from £579.3 million to £541.0 million. On a statutory basis Group revenues fell by £12.5 million (2.2%) from £559.0 million to £546.5 million.

Group operating profit* fell by 14.3% from £128.3 million to £110.0 million and excluding acquisitions fell by 16.1% to £107.6 million. On a statutory basis Group operating profit fell by £275.7 million (224.3%) from £122.9 million to a loss of £152.8 million. The statutory operating loss reflects the non-cash charges of £250.0 million for the impairment of the carrying value of intangibles and £7.0 million amortisation.

An impairment review of the carrying value of intangible assets in accordance with IAS 36 indicated that an impairment charge of £250.0 million (£175.0 million after tax) was required. The impairment charge reduces the carrying value of the Group's Regional newspaper titles.

Total operating costs* excluding acquisitions have fallen by £16.7 million from £451.3 million to £434.6 million. This reflects the benefit of £9.0 million of targeted net cost savings and continued tight management of costs, partially offset by an increase in the IAS 19 operating profit current service pension charge of £0.7 million, a 7% increase in the price of newsprint and general labour and cost inflation. The Group is well on target to deliver at least the targeted £15 million net cost savings for the year.

The Group's share of profits from associates and joint ventures was £1.2 million (2005: £0.3 million) and reflects the Group's share of profits in The Press Association (PA) and The Betting Site joint venture, net of taxation payable thereon. The share of profits is higher than expected as it includes the one-off benefit of £0.7 million reflecting the profit on disposal of Two Ten Communications by PA. During the period dividends of £0.5 million (2005: £0.6 million) were received from PA.

Finance costs, excluding the impact of IAS 19 "Employee Benefits" and IAS 39 "Financial Instruments: Recognition and Measurement", increased by £0.5 million from £16.0 million to £16.5 million. Excluding the IAS 19 finance credit and the impact of IAS 39, interest is covered 6.7 times by operating profit* before amortisation, a fall from 8.0 times in 2005 reflecting the impact of reduced operating profits. The IAS 39 impact during the period, in relation to the US$ private placement and related cross currency interest rate swaps, was £14.9 million charge (2005: £0.7 million credit). The IAS 39 finance adjustment cannot be forecast for the full year at this stage and will depend on prevailing interest and US$/£Sterling exchange rates at the year end. The IAS 39 impact reflects the fair value, exchange rate and amortisation adjustments on borrowings and associated financial instruments accounted for under IAS 39. The IAS 19 finance credit for the period was £4.6 million (2006: £0.2 million). For 2006 the net IAS 19 finance credit is expected to be £9.9 million.

Profit before tax* fell by £14.4 million (12.8%) to £98.1 million. On a statutory basis profit before tax fell by £287.4 million (266.6%) to a loss of £179.6 million.

The tax credit for the period of £53.6 million represents 29.8% (2005: 30.7%) of statutory loss before tax. Excluding the impact on operating profit and tax of a £250.0 million impairment charge and the related £75.0 million tax credit, the tax charge for the period was £21.4 million representing 30.4% of the profit before tax.

Earnings per share* were 23.5 pence per share (2005: 26.6 pence per share), a decrease of 11.7%. On a statutory basis earnings per share fell by 256.9% from 26.7 pence per share to a loss of 41.9 pence per share.

An interim dividend of 6.4p per share (2005: 6.4p per share) will be paid on 31 October 2006 to shareholders on the register at 6 October 2006.

Acquisitions

During the 26 weeks ended 2 July 2006, the Group completed the acquisition of Email4Property Limited for a total consideration of £4.5 million. Further details are provided in note 14 on page 22. During the period, the businesses acquired in 2005 and in 2006 achieved revenues of £25.6 million and operating profit of £2.4 million before amortisation of intangibles.

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

Cash flow and net debt

Net cash from operating activities decreased by £21.9 million to £78.9 million, reflecting the reduced operating profit and additional pension contributions during the period. Excluding the impact of IAS 39, net debt** only increased by £22.5 million from £485.0 million on 1 January 2006 to £507.5 million. This was despite the payment of the 2005 final dividend of £45.1 million and net capital expenditure of £38.4 million.

Capital expenditure in the period was £38.4 million net of disposal proceeds (2005: £12.3 million) against a depreciation charge of £19.7 million (2005: £19.8 million). Capital expenditure for the full year is expected to be £80.0 million. The Group is still on target for capital expenditure of £180.0 million over the three years to 2007. All capital expenditure is forecast to be financed from operating cash flows.

At 2 July 2006 committed facilities of £728.6 million (1 January 2006: £730.7 million) were available to the Group, of which £219.5 million (1 January 2006: £219.5 million) were undrawn. The committed facilities include a £269.0 million syndicated bank facility, US$602.0 million and £26.0 million unsecured fixed rate loan notes and £6.0 million floating rate loan notes (representing the total obligations under a series of private placement US dollar and sterling loan notes respectively), obligations under finance leases of £16.3 million and £0.8 million of acquisition loan notes. No new financing facilities were procured during the period and no debt facilities were repaid other than in accordance with their normal maturity date.

Regionals division

The Regionals division publishes some 240 local and regional newspapers across the UK.

The performance of the Regionals division has been adversely impacted by difficult advertising market conditions throughout the period.

The revenue and operating profit of the Group's Regionals division, excluding non-recurring items and amortisation, are as follows:

	2006 £m	2005 £m	% Change
Revenue			
- Regional core	261.3	266.5	(2.0)%
- Metros	8.3	6.7	23.9%
- Digital media activities	11.8	4.1	187.8%
Total revenue	***281.4***	***277.3***	***1.5%***
Operating Profit			
- Regional core	62.1	76.9	(19.2)%
- Metros	1.3	1.0	30.0%
- Digital media activities	3.2	0.9	255.6%
Total operating profit	***66.6***	***78.8***	***(15.5)%***
Operating Margin	23.7%	28.4%	(4.7)%

Operating profit fell by £12.2 million (15.5%) despite revenue increasing by £4.1 million (1.5%). The increase in revenue is driven by acquisitions which contributed £25.6 million during the period. Excluding acquisitions, revenue for the Regionals division fell by £21.5 million (7.8%) from £277.3 million to £255.8 million and operating profit decreased by £14.6 million (18.5%) from £78.8 million to £64.2 million.

Whilst operating profit excluding acquisitions decreased for the core Regional newspaper titles this has been partially offset by the continuing improvements for Metros and digital media activities. The division's five Metros achieved a £0.3 million (30.0%) improvement in operating profit to £1.3 million including the Cardiff and Liverpool Metros launched in March this year, which both broke even for the period. The division's digital media activities, excluding acquisitions completed in 2005 and 2006, continued to deliver further improvements with revenues increasing by 9.8% and operating profits increasing by 88.9%.

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

The acquisitions of hotgroup, GAAPweb, Smartnewhomes and Secsinthecity completed in 2005 and Email4Property completed in May 2006 achieved revenues and operating profits before amortisation of intangible assets of £25.6 million and £2.4 million respectively. Online revenues of £7.3 million and traditional recruitment consultancy revenues of £18.3 million were achieved in the period. The operating margin achieved for the online and traditional recruitment consultancy businesses were 20.5% and 4.9% respectively.

Advertising revenue for the Regionals division fell by 6.3% from £214.1 million to £200.6 million reflecting the impact of the difficult advertising trading environment. Excluding acquisitions, advertising revenue for the Regionals division fell by 9.7% from £214.1 million to £193.3 million. Before acquisitions, by category Display was down by 6.8%, Recruitment was down by 21.0%, Motors was down by 13.1% and other classified categories were down by 3.1%, while Property increased by 1.9%.

Metros achieved strong advertising growth of £1.7 million (25.8%), driven by an increase in core advertising revenues and the benefit of an additional two Metro titles launched in March 2006. Excluding the two new launches, advertising revenues for Metros increased by 10.6%.

Digital media activities excluding acquisitions continued their growth trajectory with advertising revenue increasing by 14.7%. The four acquisitions completed in 2005 and the acquisition of Email4Property completed in 2006 achieved advertising revenues of £7.3 million.

Circulation revenue increased by £0.6 million (1.4%). The division continued to drive circulation revenue through the ongoing policy to sell full-price, value-for-money newspapers and to increase cover prices on a 'little and often' basis.

During the period, the division experienced circulation volume declines of 7.8% for Evening titles, 6.4% for Morning titles, 4.8% for Weekly titles and 11.1% for Sunday titles.

Other revenue excluding acquisitions fell by £1.3 million (6.0%) from £21.6 million to £20.3 million as a result of a fall in leaflet revenues of £0.7 million.

The implications of the adverse revenue environment have been partially mitigated by the targeted cost savings and continued tight cost management in the face of significant inflationary cost pressures. Excluding acquisitions, costs have fallen by £6.9 million to £191.6 million, contributing to operating profits falling by £14.6 million, despite revenue declines of £21.5 million. The declining revenues have, however, impacted operating margins, excluding acquisitions, which fell by 3.3% to 25.1%.

Nationals division

The Nationals division publishes three UK National titles (the Daily Mirror, the Sunday Mirror and The People), two Scottish Nationals (the Daily Record and the Sunday Mail) and The One Directory in Scotland, and also includes the Scotcareers website.

The revenue and operating profit of the Group's Nationals division are as follows:

	2006 Actual £m	2005 Actual £m	% Change
Revenue	240.3	255.5	(5.9)%
Operating profit	37.4	42.9	(12.8)%
Margin	15.6%	16.8%	(1.2)%

Operating profits for the Nationals division fell by £5.5 million (12.8%) from £42.9 million to £37.4 million despite revenue declines of £15.2 million from £255.5 million to £240.3 million.

Revenue declined by 9.0% for the Scottish Nationals and by 5.1% for the UK Nationals. Despite the significant revenue declines, operating margin for the division only fell by 1.2% from 16.8% to 15.6%, due to continued cost control and savings.

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

Circulation revenues for the Nationals division fell by 1.4% reflecting a decline of 7.5% for the Scottish Nationals partially mitigated by an increase of 0.3% for the UK Nationals. The circulation revenue performance for the Scottish Nationals reflects the impact of vouchering activity for the Monday to Friday Daily Record in response to a 10p Sun across Scotland. The cover price increases implemented during the period were a 3p increase for the Daily Mirror from 35p to 38p in February and a 10p increase from 90p to £1.00 for the Sunday Mail in Scotland in January.

The year-on-year change in circulation volumes and the market share for our Nationals titles were as follows:

	yoy circulation volume change %	Market share %
Daily Mirror	(4.9)%	19.0%
Sunday Mirror	(5.0)%	15.6%
People	(10.9)%	9.1%
Daily Record (Scotland only)	(5.5)%	36.5%
Sunday Mail (Scotland only)	(5.4)%	35.4%

The circulation volume performance reflects, unlike many competitor titles, our policy of not chasing short-term circulation increases through price-cutting and unsustainable levels of marketing spend.

In a challenging marketplace advertising revenues for the Nationals division fell by 12.2% with declines of 12.8% for the UK Nationals and 10.4% for the Scottish Nationals.

The performance reflects the impact of the difficult advertising environment experienced throughout the period, which has been adversely impacted by a sluggish retail environment and low growth in the economy.

Areas of improvement have been Scotcareers and other National digital activities, where combined revenues have increased four-fold to £0.8 million. The Scotcareers brand has achieved a strong position in the recruitment market in Scotland and will continue to improve share in this marketplace. The growth in other digital activities, whilst from a low base, reflects the benefit of focused investment to drive incremental revenues in addition to the core circulation and print advertising revenues.

Other revenue decreased by £1.9 million (8.8%) from £21.7 million to £19.8 million with declines of 8.3% for the UK Nationals and 12.5% for the Scottish Nationals. This has been driven by a fall in external contract print revenues due to repressing.

The tight management of costs contributed to operating costs falling by £9.7 million, partially mitigating the impact of revenues falling by £15.2 million and therefore limiting the operating profit declines to 12.8%, with operating margins falling by 1.2%.

Sports division

The Sports division delivered a satisfactory performance despite the difficult advertising markets and the impact of a new title launched into the marketplace. Revenues during the period fell by 5.3% from £26.2 million to £24.8 million and operating profits fell by 26.6% from £9.4 million to £6.9 million.

Advertising revenues fell by 16.9% from £7.7 million to £6.4 million reflecting the impact of a general slowdown in advertising markets and the impact of consolidation within the bookmaking and gaming industries.

Circulation revenues during the period fell by £0.6 million reflecting the impact of a fall in circulation volumes of the Racing Post of 3.6% compared to the same period in 2005, partially offset by cover price increases for the Monday to Friday editions.

Other revenues increased by £0.5 million (33.3%) from £1.5 million to £2.0 million.

The impact of additional investment in marketing and product enhancement resulted in operating costs for the division increasing by £1.1 million, contributing to operating profits falling by £2.5 million to £6.9 million. Operating margins for the division fell by 8.1% to 27.8%.

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

Magazines and Exhibitions division

During June and July 2006 the Group disposed of its Magazines and Exhibitions division through a number of transactions generating gross disposal proceeds of £42.7 million. The most significant of these transactions was the disposal of Inside Communications Limited for a consideration of £41.5 million. The Magazines and Exhibitions division published a number of specialist titles and operated consumer and trade shows. However it was considered non-core due to the differing challenges it faced relative to our core portfolio of newspaper and online assets. Having improved the performance of the division over the past few years it was appropriate to realise value at this stage.

During the period, revenue for the division fell by 1.0% from £20.3 million to £20.1 million with operating profits increasing by 7.4% from £5.4 million to £5.8 million.

Central costs

During the period central costs decreased by £0.6 million from £8.5 million to £7.9 million.

** Including discontinued operations and excluding non-recurring items, amortisation and IAS 39.*
*** Excluding impact of IAS 39.*
See reconciliation between statutory and adjusted results in note i on page 24.

Consolidated income statement (unaudited)
for the 26 week period to 2 July 2006

	notes	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Continuing operations				
Revenue	3	**546.5**	559.0	1,089.3
Cost of sales		**(272.7)**	(265.6)	(518.8)
Gross profit		**273.8**	293.4	570.5
Distribution costs		**(60.4)**	(68.4)	(125.4)
Administrative expenses:				
Non-recurring	4			
Impairment of intangible assets		**(250.0)**	-	-
Other		**-**	-	(2.6)
Amortisation of intangibles		**(7.0)**	-	(3.3)
Other		**(110.4)**	(102.4)	(201.7)
Share of results of associates and joint ventures		**1.2**	0.3	0.8
Operating (loss)/profit	3	**(152.8)**	122.9	238.3
IAS 19 finance credit	5	**4.6**	0.2	1.7
IAS 39 impact*	5	**(14.9)**	0.7	(6.6)
Other finance costs	5	**(16.5)**	(16.0)	(31.0)
(Loss)/profit before tax		**(179.6)**	107.8	202.4
Tax	6	**53.6**	(33.1)	(60.3)
(Loss)/profit for the period from continuing operations		**(126.0)**	74.7	142.1
Discontinued operations				
Profit for the period from discontinued operations	15	**4.0**	3.8	4.8
(Loss)/profit for the period attributable to Equity holders of the parent		**(122.0)**	78.5	146.9
Earnings per share (pence)	8	**Pence**	Pence	Pence
Excluding amortisation of intangibles and IAS 39 impact*:				
Underlying earnings per share		**23.5**	26.6	52.9
Non-recurring items		**(60.1)**	-	(0.2)
Adjusted (loss)/earnings per share – basic		**(36.6)**	26.6	52.7
Adjusted (loss)/earnings per share – diluted		**(36.5)**	26.3	52.5
Including amortisation of intangibles and IAS 39 impact*:				
Underlying earnings per share		**18.2**	26.7	50.5
Non recurring items		**(60.1)**	-	(0.2)
(Loss)/earnings per share – basic		**(41.9)**	26.7	50.3
(Loss)/earnings per share – diluted		**(41.7)**	26.4	50.1

*Impact of fair value, exchange rate, and amortisation adjustments on borrowings and associated financial instruments accounted for under IAS 39. References to IAS 39 throughout this document shall have the same meaning.

Consolidated statement of recognised income and expense (unaudited)
for the 26 week period to 2 July 2006

	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Actuarial gains/ (losses) on defined benefit pension schemes (net of tax)	**39.1**	(13.9)	(1.7)
Associates gains recognised directly in equity related to pension scheme actuarial gains and currency gains	**1.3**	-	-
Gain/(losses) on revaluation of available-for-sale investments taken to equity	**-**	(2.8)	0.3
Tax on revaluation of available-for-sale investments taken to equity	**-**	0.8	(0.1)
Net income recognised directly in equity	**40.4**	(15.9)	(1.5)
Transferred to profit or loss on sale of available-for-sale investments	**-**	-	(2.7)
Tax on items transferred from equity	**-**	-	0.8
Transfers from equity to the income statement	**-**	-	(1.9)
(Loss)/profit for the period	**(122.0)**	78.5	146.9
Total recognised income and expense for the period attributable to Equity holders of the parent	**(81.6)**	62.6	143.5

Consolidated balance sheet (unaudited)
at 2 July 2006

	notes	2 July 2006 £m	3 July 2005 £m	1 January 2006 (audited) £m
Non-current assets				
Goodwill		**69.6**	6.0	72.8
Other intangible assets		**1,367.9**	1,579.9	1,616.1
Property, plant and equipment		**405.9**	380.4	387.3
Investments in associates		**10.1**	7.2	8.6
Deferred tax asset		**76.5**	109.1	97.9
		1,930.0	2,082.6	2,182.7
Current assets				
Inventories		**7.3**	6.5	7.2
Available-for-sale financial assets		**0.5**	4.1	0.5
Trade and other receivables		**160.7**	159.3	150.9
Cash and cash equivalents		**27.2**	29.2	33.2
		195.7	199.1	191.8
Held for sale assets		**11.6**	-	-
Total assets		**2,137.3**	2,281.7	2,374.5
Non-current liabilities				
Borrowings	10	**(365.7)**	(382.2)	(392.0)
Obligations under finance leases	10	**(13.6)**	(16.1)	(15.6)
Retirement benefit obligation	12	**(232.8)**	(330.8)	(305.6)
Deferred tax liabilities		**(470.5)**	(538.0)	(547.2)
Long term provisions		**(13.2)**	(9.9)	(12.2)
Derivative financial instruments	10	**(97.9)**	(59.0)	(56.6)
		(1,193.7)	(1,336.0)	(1,329.2)
Current liabilities				
Borrowings		**(79.5)**	(27.2)	(58.7)
Trade and other payables		**(189.0)**	(173.9)	(183.0)
Current tax liabilities		**(33.1)**	(39.3)	(37.5)
Obligations under finance leases	10	**(2.7)**	(2.3)	(2.8)
Short term provisions		**(1.1)**	(4.5)	(9.6)
		(305.4)	(247.2)	(291.6)
Held for sale liabilities		**(8.7)**	-	-
Total liabilities		**(1,507.8)**	(1,583.2)	(1,620.8)
Net assets		**629.5**	698.5	753.7
Equity				
Share capital		**(29.3)**	(29.8)	(29.3)
Share premium account		**(1,120.0)**	(1,105.9)	(1,118.9)
Revaluation reserve		**(4.9)**	(4.9)	(4.9)
Capital redemption reserve		**(0.8)**	0.5	(0.8)
Retained losses and other reserves		**525.5**	441.6	400.2
Total equity		**(629.5)**	(698.5)	(753.7)

Consolidated cash flow statement (unaudited)
for the 26 week period to 2 July 2006

	notes	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Cash flows from operating activities				
Cash generated from operations	9	**105.2**	129.9	276.8
Income tax paid		**(26.3)**	(29.1)	(55.5)
Net cash from operating activities		**78.9**	100.8	221.3
Investing activities				
Interest received		**0.1**	0.8	1.2
Dividends received from associated undertakings		**0.5**	0.6	0.6
Proceeds on disposal of available-for-sale financial assets		**-**	-	2.9
Proceeds on disposal of land		**-**	-	2.9
Proceeds on disposal of property, plant and equipment		**0.3**	0.9	4.0
Proceeds on disposal of magazine titles		**0.5**	-	-
Purchases of property, plant and equipment		**(38.7)**	(13.2)	(41.0)
Acquisition of subsidiaries	14	**(4.2)**	-	(86.5)
Net cash (used in)/from investing activities		**(41.5)**	(10.9)	(115.9)
Financing activities				
Dividends paid		**(45.1)**	(41.7)	(60.2)
Interest paid		**(15.7)**	(16.9)	(33.9)
Interest paid on finance leases		**(0.1)**	(0.6)	(1.2)
Increase in borrowings		**-**	-	45.0
Repayment of borrowings		**-**	(13.7)	(18.1)
Principal payments under finance leases		**(2.1)**	(1.8)	(1.8)
Purchase of shares under share buy-back programmes		**-**	(32.5)	(52.7)
Issue of ordinary share capital		**1.1**	4.3	17.6
Purchase of own shares under Long Term Incentive Plan		**-**	(5.7)	(5.7)
(Decrease)/increase in bank overdrafts		**20.8**	4.5	(4.6)
Net cash used in financing activities		**(41.1)**	(104.1)	(115.6)
Net (decrease)/increase in cash and cash equivalents		**(3.7)**	(14.2)	(10.2)
Cash and cash equivalents at the beginning of period		**33.2**	43.4	43.4
Cash and cash equivalents at the end of period-Group		**29.5**	29.2	33.2
Cash and cash equivalents held for sale		**(2.3)**		
Cash and cash equivalents- continuing operations		**27.2**		

Notes to the interim financial report (unaudited)

1. General information

The condensed financial statements for the 26 weeks to 2 July 2006 do not constitute statutory accounts for the purposes of Section 240 of the Companies Act 1985 and have not been audited. No statutory accounts for the period have been delivered to the Registrar of Companies.

The financial information in respect of the 52 weeks ended 1 January 2006 has been produced using extracts from the statutory accounts for this period. The statutory accounts for this period have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Sections 237 (2) or (3) of the Companies Act 1985 which deal respectively with the maintaining of proper accounting books and records and the availability of information to the auditors.

The next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

The auditors have carried out a review of the interim report and their report is set out on page 26.

The interim report was approved by the directors on 3 August 2006. This announcement is being sent to shareholders and will be made available at the company's registered office at One Canada Square, Canary Wharf, London, E14 5AP.

2. Basis of preparation

The accounting policies used in the preparation of the interim financial statements for the 26 weeks to 2 July 2006 have been consistently applied to all the periods presented and are as set out in the Group's financial statements for the 52 weeks to 1 January 2006.

3. Business and geographical segments

For management purposes, the Group is currently organised into the following divisions: Regionals, Nationals, Sports and Central costs. The Magazines & Exhibitions division is held for sale. These divisions are the basis on which the Group reports its primary segment information. The secondary reporting segment is a geographical destination analysis of revenue.

Principal Activities are as follows:

The Regionals division publishes a large portfolio of newspaper and online brands across the UK. The Nationals division publishes five daily and Sunday newspapers together with related online activity. The Sports division is a supplier of racing and sports betting information, with four sports newspapers and related online activities. The Magazines & Exhibitions division , which is held for sale, operated a range of magazines, consumer and trade shows. Central costs include costs not attributed to specific divisions.

Notes to the interim financial report (unaudited) (continued)

3. Business segments (continued)

Segment information for these activities is presented below.

Primary segments – business segment analysis

26 weeks to 2 July 2006

	Regionals 2006 £m	Nationals 2006 £m	Sports 2006 £m	Central costs 2006 £m	Continuing operations 2006 £m	Discontinued operations 2006 £m
Revenue						
Segment sales	283.6	247.5	24.8	-	555.9	20.1
Inter-segment sales	(2.2)	(7.2)	-	-	(9.4)	-
Total revenue	281.4	240.3	24.8	-	546.5	20.1
Result						
Segment result	59.6	37.4	6.9	(7.9)	96.0	5.8
Non-recurring items (a)					(250.0)	-
Share of results of associates					1.2	-
Operating (Loss)/profit					(152.8)	5.8

a) These relate entirely to the Regionals segment as detailed in note 4(a).

26 weeks to 3 July 2005

	Regionals 2005 £m	Nationals 2005 £m	Sports 2005 £m	Central costs 2005 £m	Continuing operations 2005 £m	Discontinued operations 2005 £m
Revenue						
Segment sales	277.7	262.8	26.2	-	566.7	20.3
Inter-segment sales	(0.4)	(7.3)	-	-	(7.7)	-
Total revenue	277.3	255.5	26.2	-	559.0	20.3
Result						
Segment result	78.8	42.9	9.4	(8.5)	122.6	5.4
Share of results of associates					0.3	-
Operating Profit					122.9	5.4

52 weeks to 1 January 2006 (audited)

	Regionals 2005 £m	Nationals 2005 £m	Sports 2005 £m	Central costs 2005 £m	Continuing operations 2005 £m	Discontinued operations 2005 £m
Revenue						
Segment sales	542.3	510.7	50.6	-	1,103.6	32.7
Inter-segment sales	(2.7)	(11.6)	-	-	(14.3)	-
Total revenue	539.6	499.1	50.6	-	1,089.3	32.7
Result						
Segment result	147.4	91.2	17.4	(15.9)	240.1	7.2
Non-recurring items					(2.6)	(0.1)
Share of results of associates					0.8	-
Operating Profit					238.3	7.1

Secondary segments – geographical destination and source segment analysis

The Group's operations are located in the United Kingdom. The following tables provide an analysis of the Group's revenue by geographical market and source.

Revenue analysis	**26 weeks to 2 July 2006 £m**	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
United Kingdom and Republic of Ireland	543.8	556.7	1,083.7
Continental Europe	2.7	2.3	5.5
Rest of World	-	-	0.1
Total	546.5	559.0	1,089.3
Circulation	196.8	198.7	392.0
Advertising	289.3	315.5	597.7
Other	60.4	44.8	99.6
Total	546.5	559.0	1,089.3

Notes to the interim financial report (unaudited) (continued)

4. Non-recurring items

Non recurring items	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Impairment of carrying value of intangibles (a)	**(250.0)**	-	-
Restructuring costs (b)	-	-	7.8
Severance costs following the acquisition of the hotgroup plc (c)	-	-	1.0
Profit on disposal of land and buildings (d)	-	-	(3.5)
Profit on disposal of available-for-sale investments (e)	-	-	(2.7)
Non recurring items	**(250.0)**	-	2.6

a) An impairment review of the carrying value of the Group's intangible assets undertaken in accordance with IAS 36 "Impairment of Assets" indicated that an impairment charge was required. The impairment charge reduces the carrying value of the Regional newspaper titles on a value in use basis by £250.0 million (26 weeks to 3 July 2005 £nil and 52 weeks to 1 January 2006 £nil) before tax, to the net present value of future cash flows to be derived from those assets discounted at 7.63% (2005: 6.95%). Net of tax, the impairment reduces the carrying value of the Regional newspaper titles by £175.0 million (26 weeks to 3 July 2005 £nil and 52 weeks to 1 January 2006 £nil).

b) In 2005 restructuring severance costs of £7.8 million (excluding discontinued operations) were incurred in delivery of cost reduction measures.

c) In 2005 severance costs of £1.0 million were incurred following the acquisition of the hotgroup plc.

d) In 2005 the Group disposed of surplus land and buildings realising a profit on disposal of £3.5 million.

e) In 2005 the Group disposed of its shareholding in Scottish Radio Holdings plc realising a profit on disposal of £2.7 million.

5. Finance costs

	IAS 19[(1)] £m	IAS 39[(2)] £m	Other[(3)] £m	Total £m
26 weeks to 2 July 2006				
Income	**40.5**	**0.6**	**0.1**	**41.2**
Expense	**(35.9)**	**(15.5)**	**(16.6)**	**(68.0)**
Total finance costs	**4.6**	**(14.9)**	**(16.5)**	**(26.8)**
26 weeks to 3 July 2005				
Income	36.0	0.7	0.6	37.3
Expense	(35.8)	-	(16.6)	(52.4)
Total finance costs	0.2	0.7	(16.0)	(15.1)
52 weeks to 1 January 2006 (audited)				
Income	72.9	1.2	1.2	75.3
Expense	(71.2)	(7.8)	(32.2)	(111.2)
Total finance costs	1.7	(6.6)	(31.0)	(35.9)

(1) IAS 19 finance income represents expected return on scheme assets net of expected expenses, and IAS 19 finance expense represents the interest cost on scheme liabilities.

(2) Impact of fair value, exchange rate, and amortisation adjustments on borrowings and associated financial instruments accounted for under IAS 39.

(3) Other finance costs represents interest costs for Group borrowings and include interest on obligations under finance leases of £0.5 million (26 weeks to 3 July 2005 £0.5 million and 52 weeks to 1 January 2006 £1.2 million.)

Notes to the interim financial report (unaudited) (continued)

6. Tax

Tax on profit from continuing operations, as shown in the income statement is as follows:

	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Current Tax			
Corporation tax charge for the period	(21.2)	(33.3)	(54.5)
Prior year adjustment	-	(3.7)	(2.0)
Current tax charge	(21.2)	(37.0)	(56.5)
Deferred Tax			
Tax credit/(charge) for the period	74.8	0.2	(5.3)
Prior year adjustment	-	3.7	1.5
Deferred tax credit/(charge)	74.8	3.9	(3.8)
Total tax credit/(charge) – continuing operations	53.6	(33.1)	(60.3)
Tax charge – discontinued operations	(1.8)	(1.6)	(2.3)

Reconciliation of tax charge – continuing operations	%	%	%
Standard rate of corporation tax	30.0	30.0	30.0
Tax effect of items that are not deductible or not taxable in determining taxable profit	(0.4)	0.9	0.1
Tax effect of share of results of associate	0.1	(0.1)	(0.3)
Tax effect of rolled over and revaluation gains	0.1	(0.1)	(0.2)
Prior year adjustment	-	-	0.2
Tax charge rate – continuing operations	29.8	30.7	29.8

The standard rate of corporation tax is the UK prevailing rate of 30% (2005: 30%)

Corporation tax for the interim period is charged at 29.8% (2005: 30.7%), representing the best estimate of the weighted average annual corporation tax rate expected for the full financial year.

The deferred tax credit includes an amount of £75.0 million in relation to the impairment charge as detailed in note 4.

In addition to the amount charged to the income statement, deferred tax relating to the actuarial gains on defined benefit pension schemes of £16.8 million has been debited directly to equity.

7. Dividends

	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Amounts recognised as distributions to equity holders in the period:			
Dividend paid (a)	45.1	41.7	60.2
	Pence	Pence	Pence
Dividend paid per share (a)	15.5	14.3	20.7
	£m	£m	£m
Dividend proposed but not paid nor included in the accounting records (b)	18.8	18.7	45.4
	Pence	Pence	Pence
Dividend proposed per share (b)	6.4	6.4	15.5

(a) The amount of £45.1 million is in respect of the final dividend for the 52 weeks ended 1 January 2006 of 15.5 pence per share; the amount of £41.7 million is in respect of the final dividend for the 53 weeks ended 2 January 2005 of 14.3 pence per share; the amount of £60.2 million is in respect of the final dividend for the 53 weeks ended 2 January 2005 of 14.3 pence per share and the interim dividend for the 52 weeks ended 1 January 2006 of 6.4 pence per share.

(b) The amount of £18.8 million represents the proposed interim dividend for the 26 weeks to 2 July 2006 of 6.4 p per share, which had not been approved by the Board and as such is not reflected as a liability in this interim financial report; the amount of £18.7 million represents the proposed interim dividend for the 26 weeks to 3 July 2005 of 6.4p per share; the amount of £45.4 million represents the proposed final dividend for the 52 weeks to 1 January 2006 of 15.5p per share.

Notes to the interim financial report (unaudited) (continued)

8. Earnings per share

Earnings	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Profit after tax before non-recurring items, amortisation of intangibles and IAS 39 impact:			
Underlying	**68.4**	78.0	154.4
Non-recurring items (after tax)	**(175.0)**	-	(0.6)
Profit after tax before amortisation of intangibles and IAS39 impact	**(106.6)**	78.0	153.8
Amortisation of intangibles (after tax)	**(4.9)**	-	(2.3)
IAS 39 impact (after tax)	**(10.5)**	0.5	(4.6)
Basic EPS earnings (profit attributable to equity holders)	**(122.0)**	78.5	146.9
Number of shares	**('000)**	('000)	('000)
Weighted average number of ordinary shares for the purpose of basic EPS	**291,143**	293,793	291,900
Effect of dilutive potential ordinary shares – share options	**1,201**	3,325	1,274
Weighted average number of ordinary shares for the purpose of diluted EPS	**292,344**	297,118	293,174

Earnings per share – pence	Pence	Pence	Pence
Excluding amortisation of intangibles and IAS 39 impact:			
Underlying earnings per share	**23.5**	26.6	52.9
Non-recurring items	**(60.1)**	-	(0.2)
Adjusted (loss)/earnings per share – basic	**(36.6)**	26.6	52.7
Adjusted (loss)/earnings per share – diluted	**(36.5)**	26.3	52.5
Including amortisation of intangibles and IAS 39 impact:			
Underlying earnings per share	**18.2**	26.7	50.5
Non-recurring items	**(60.1)**	-	(0.2)
(Loss)/earnings per share – basic	**(41.9)**	26.7	50.3
(Loss)/earnings per share – diluted	**(41.7)**	26.4	50.1

Underlying earnings per share is stated inclusive of the following item:

	Pence	Pence	Pence
Amortisation of intangibles	**(1.7)**	-	(0.8)

The earnings per share for each category of non-recurring items and profit on sale of discontinued operations disclosed in note 4 is as follows:

	Pence	Pence	Pence
Impairment of carrying value of intangibles	**(60.1)**	-	-
Restructuring costs	**-**	-	(1.8)
Severance costs following acquisition of the hotgroup plc	**-**	-	(0.3)
Profit on disposal of land and buildings	**-**	-	1.2
Profit on disposal of available-for-sale investments	**-**	-	0.7
Earnings per share – non-recurring items	**(60.1)**	-	(0.2)

Notes to the interim financial report (unaudited) (continued)

9. Notes to the cash flow statement

	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Operating (loss)/ profit from continuing operations	**(152.8)**	122.9	238.3
Operating profit from discontinued operations	**5.8**	5.4	7.1
Adjustments for:			
Depreciation of property, plant and equipment	**19.7**	19.8	40.1
Impairment of carrying value of intangibles	**250.0**	-	-
Amortisation of intangible assets	**7.0**	-	3.3
Share of result of associate	**(1.2)**	(0.3)	(0.8)
Cost of Long Term Incentive Plan (LTIP benefits)	**1.4**	2.2	4.4
Profit on disposal of property, plant and equipment	**-**	-	(3.5)
Profit on disposal of available-for-sale investments	**-**	-	(2.7)
Adjustment for IAS 19 pension funding	**(12.3)**	(10.8)	(17.7)
Operating cash flows before movements in working capital	**117.6**	139.2	268.5
(Increase)/decrease in inventories	**(0.1)**	0.2	(0.5)
(Increase)/decrease in receivables	**(17.2)**	(14.2)	16.6
Increase/(decrease) in payables	**4.9**	4.7	(7.8)
Cash generated by operations	**105.2**	129.9	276.8

10. Net Debt

	1 January 2006 £m	Cash Flow £m	IAS 39* Impact £m	Other non-cash charges £m	2 July 2006 £m
Non-current					
Loan notes	(392.0)	-	26.4	(0.1)	(365.7)
Derivative financial instruments	(56.6)	-	(41.3)	-	(97.9)
Obligations under finance leases	(15.6)	2.0	-	-	(13.6)
	(464.2)	**2.0**	**(14.9)**	**(0.1)**	**(477.2)**
Current					
Bank overdrafts	(17.9)	(20.8)	-	-	(38.7)
Short term loans	(40.0)	-	-	-	(40.0)
Loan notes	(0.8)	-	-	-	(0.8)
Obligations under finance leases	(2.8)	0.1	-	-	(2.7)
	(61.5)	**(20.7)**	**-**	**-**	**(82.2)**
Cash and cash equivalents	33.2	(3.7)	-	-	29.5
Net Debt	**(492.5)**	**(22.4)**	**(14.9)**	**(0.1)**	**(529.9)**

Cash and cash equivalents at 2 July 2006 include £2.3 million of held for sale cash.

* The US and UK private placement loan notes totalling US$602 million and £32 million were issued in 2001 and 2002. The fixed rate interest and capital repayments on the US$ denominated loan notes have been swapped into floating rate sterling through the use of cross-currency interest rate swaps. As hedge accounting under IAS 39 has not been applied, the loan notes and cross-currency swaps are shown separately under IAS 39. The loan notes are disclosed at amortised cost and translated into sterling at the prevailing period-end exchange rate and the cross-currency swaps are disclosed at fair value at the period-end date. These values do not represent the amounts required to repay the loan notes or cancel the related cross-currency interest rate swaps.

11. Share-based payments

During the 26 weeks to 2 July 2006, performance share awards and deferred share awards were made to senior managers on a discretionary basis under the 2004 Long Term Incentive Plan and 2006 Deferred Share Plan. Both sets of awards are in the form of "nil-cost options" with an exercise price of £1 for each block of options granted. The performance share awards vest after three years, subject to the continued employment of the participant and satisfaction of total shareholder return performance conditions. The deferred shares vest after three years subject to continuing employment.

12. Retirement benefit obligation

Defined benefit schemes

The Group operates a number of pension schemes. Two of the schemes, namely the Mirror Group Pension Scheme (the "Old Scheme") and the MGN Past Service Pension Scheme ("Past Service Scheme") cover the liabilities in respect of service up to 13 February 1992, the date when the Old Scheme was closed. The Past Service Scheme was established to meet the liabilities for service up to 13 February 1992 for employees and former employees, who worked regularly on the production and distribution of Mirror Group's newspapers, which are not satisfied by payments from the Old Scheme and the Maxwell Communications Pension Plan or by the State. These Schemes have formal actuarial valuations carried out regularly. The actuarial methods and assumptions used to calculate their assets and liabilities vary according to actuarial and funding policies adjusted by the Trustees. The last formal valuation was carried out as at 31 December 2004 and showed that the Schemes have insufficient assets to meet their liabilities for members' benefits. For 2006, agreement has therefore been reached with the Trustees to pay £12.5 million (2005: £9.0 million). The next full actuarial valuation is due to be carried out as at 31 December 2007.

In addition to the above schemes, the Group operates a further eight final salary schemes. Formal valuations of schemes are carried out regularly, the actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective trustees.

Notes to the interim financial report (unaudited) (continued)

12. Retirement benefit obligation (continued)

The most significant of the schemes are the Trinity Retirement Scheme (the "Trinity Scheme"), the MGN Pension Scheme (the "MGN Scheme") and the Midland Independent Newspapers Pension Scheme (the "MIN Scheme"), which together with the Old Scheme and the Past Service Scheme represent over 97% of the aggregate market value. The last formal valuation of these schemes was undertaken on 30 June 2003 for the Trinity Scheme, 31 March 2004 for the MIN Scheme and 31 December 2004 for the MGN Scheme. These valuations showed deficits of £25.1 million, £30.8 million and £55.9 million respectively. All of the schemes are being funded in accordance with the recommendations of the respective actuaries. In 2006, the employer's contribution rate to the MGN Scheme has increased from 11.1% to 12%. The employer's contribution rate to the Trinity Scheme is 14%. The employer's contribution rate to the MIN Scheme is 15%.

During 2002, the decision was taken to close entry to these three defined benefit (final salary pension) schemes to new employees with effect from 1 January 2003. All new employees are entitled to participate in a defined contribution plan, the Trinity Mirror Pension Plan.

Valuations have been performed in accordance with the requirements of IAS 19 with scheme liabilities calculated using a consistent projected unit valuation method and compared to the market value of the schemes' assets at 30 June 2006, the last day prior to the period end for which such values were available.

Based on actuarial advice, the financial assumptions used in calculating the schemes' liabilities and the total value of those liabilities under IAS 19 are:

Principal annual actuarial assumptions used:	**2 July 2006 %**	3 July 2005 %	1 January 2006 %
Discount rate	**5.25**	5.00	4.75
Inflation rate	**3.00**	2.65	2.80
Expected return on scheme assets	**4.00 to 7.30**	5.10 to 7.80	4.00 to 7.30
Expected rate of salary increases	**4.30**	3.90	4.10
Pension increases:			
Pre 6 April 1997 pensions	**3.00 to 5.00**	2.65 to 5.00	2.80 to 5.00
Post 6 April 1997 pensions	**3.00 to 3.50**	2.65 to 3.15	2.80 to 3.30
Actual return on scheme assets	**£14.2m**	£69.7m	£179.7m

Defined benefit schemes	**2 July 2006 £m**	3 July 2005 £m	1 January 2006 (audited) £m
Net scheme liabilities:			
Present value of funded obligations	**(1,478.9)**	(1,450.6)	(1,535.5)
Fair value of schemes' assets	**1,250.2**	1,122.5	1,233.0
Effect of asset ceiling	**(4.1)**	(2.7)	(3.1)
Schemes' deficits	**(232.8)**	(330.8)	(305.6)
This amount is presented as follows:			
Current liabilities	**-**	-	-
Non-current liabilities	**(232.8)**	(330.8)	(305.6)
	(232.8)	(330.8)	(305.6)
Pension scheme assets include direct investments in the Company's ordinary shares with a fair value of:	**£nil**	£nil	£nil

12. Retirement benefit obligation (continued)

Amounts recognised in the income statement	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Current service cost	(14.8)	(14.1)	(28.6)
Past service cost	-	(0.8)	(1.3)
Total included in staff costs	(14.8)	(14.9)	(29.9)
Expected return on scheme assets	40.5	36.0	72.9
Interest cost on pension schemes' liabilities	(35.9)	(35.8)	(71.2)
Net finance credit	4.6	0.2	1.7
Total included in the income statement	(10.2)	(14.7)	(28.2)
Movement in deficits during the period:			
Opening deficits	(305.6)	(321.9)	(321.9)
Contributions	27.1	25.7	46.9
Total charge to income statement	(10.2)	(14.7)	(28.2)
Actuarial (losses)/gains	56.9	(17.2)	0.7
Effect of asset ceiling	(1.0)	(2.7)	(3.1)
Closing deficits	(232.8)	(330.8)	(305.6)
Movement not recognised in income statement:			
Actuarial (losses)/gains	55.9	(17.2)	0.7
Effect of asset ceiling	(1.0)	(2.7)	(3.1)
Total included in statement of recognised income and expense (before tax)	54.9	(19.9)	(2.4)

Defined contribution schemes	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Amounts recognised in the income statement:			
Current service cost	(0.4)	(0.4)	(0.8)

13. Share capital and reserves

	Share capital £m	Capital redemption reserve £m	Share premium £m	Revaluation reserve £m	Retained losses and other reserves £m	Total £m
At 1 January 2006	(29.3)	(0.8)	(1118.9)	(4.9)	400.2	(753.7)
Total recognised income and expense for the period	-	-	-	-	81.6	81.6
Dividends	-	-	-	-	45.1	45.1
New share capital subscribed	-	-	(1.1)	-	-	(1.1)
Investment in shares of LTIP	-	-	-	-	(1.4)	(1.4)
At 2 July 2006	(29.3)	(0.8)	(1120.0)	(4.9)	525.5	(629.5)

Shares held for LTIP are included in retained earnings and other reserves at £11.9 million (3 July 2005 and 1 January 2006: £11.9 million) and under IFRS are now classified as Treasury Shares, and are included in other reserves on the balance sheet.

Cumulative goodwill written off to reserves in respect of continuing businesses acquired prior to 1998 is £25.9 million (2005: £25.9 million).

The capital redemption reserve was created when the Company embarked on the share buy-back programme in 2005 and represents the nominal value of the shares purchased and subsequently cancelled. The revaluation reserve relates to the revaluation surplus on property, plant and equipment that has been revalued to fair value from its historical cost.

Notes to the interim financial report (unaudited) (continued)

14. Acquisition of subsidiary

On the 9 May 2006, the Group acquired Email4Property Limited. The results of the acquisition have been included in continuing operations.

The net assets acquired and the goodwill arising, are as follows:

	Acquiree's carrying amount before combination £m	Fair value adjustments £m	Fair value £m
Net assets acquired:			
Cash and cash equivalents	0.3	-	0.3
Current liabilities	(0.1)	(0.3)	(0.4)
Non-current liabilities	-	(0.4)	(0.4)
	0.2	(0.7)	(0.5)
Intangible assets			1.5
Goodwill			3.5
Total consideration			4.5

Fair value adjustments reflect the alignment of the acquiree's accounting policies with those of the Group.

The goodwill arising on the acquisition is attributed to the anticipated profitability and market share of the acquiree in its new markets and the anticipated synergies with other acquisitions.

The initial accounting for the acquisition has not been finalised, due to uncertainties regarding the valuation of acquired liabilities and provisions at the acquisition date. These uncertainties are expected to be resolved within six months of the date of the acquisition.

Net cash outflow arising on acquisition:

Cash consideration paid	4.5
Cash and cash equivalents acquired	(0.3)
	4.2

The revenue and operating profit post acquisition of the subsidiary is not material to the Group's results.

Total consideration for the acquisition was satisfied in cash.

Notes to the interim financial report (unaudited) (continued)

15. Discontinued operations

On 2 July 2006 the Group discontinued its Magazines and Exhibitions operations.

On 14 July 2006 the Group disposed of its Magazines and Exhibitions division, having commenced a disposal process earlier in the year. These operations have been classified as a disposal group held for sale and presented separately in the balance sheet. The operations are included in discontinued operations in the segmental analysis in note 3. The proceeds of disposal substantially exceeded the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of these operations as held for sale.

The results of the discontinued operations which have been included in the consolidated income statement, were as follows:

	26 weeks to 2 July 2006 £m	26 weeks to 3 July 2005 £m	52 weeks to 1 January 2006 (audited) £m
Revenue	**20.1**	20.3	32.7
Cost of sales	**(11.5)**	(11.8)	(20.0)
Gross Profit	**8.6**	8.5	12.7
Distribution costs	**(0.5)**	(0.6)	(1.1)
Administrative expenses:			
Non-recurring	**-**	-	(0.1)
Other	**(2.3)**	(2.5)	(4.4)
Operating profit	**5.8**	5.4	7.1
Tax	**(1.8)**	(1.6)	(2.3)
Profit for the period from discontinued operations	**4.0**	3.8	4.8

The effect of discontinued operations on segment results is disclosed in note 3.

16. Events after the balance sheet date

After having sold Micro Mart in June 2006 for £0.5 million, on 14 July 2006 the Group disposed of its Magazines and Exhibitions division through a number of transactions generating gross disposal proceeds of £42.7 million. The most significant of these transactions was the disposal of Inside Communications Limited for a consideration of £41.5 million, realising an estimated profit of £35.0 million.

Other information

i. Reconciliation of Group statutory results to adjusted results

26 weeks to 2 July 2006	Statutory Result £m	Non-recurring items (a) £m	Amortisation (b) £m	Discontinued operations (c) £m	IAS 39 impact (d) £m	Adjusted Result £m	Acquisitions excluding amortisation (b) £m	Adjusted result excluding acquisitions £m
Revenue	**546.5**	-	-	20.1	-	566.6	(25.6)	541.0
Operating profit	**(152.8)**	250.0	7.0	5.8	-	110.0	(2.4)	107.6
Profit before tax	**(179.6)**	250.0	7.0	5.8	14.9	98.1	(2.4)	95.7
	Pence	Pence	Pence	Pence	Pence	Pence	Pence	Pence
Earnings per share:								
Underlying (e)	**18.2**	-	1.7	n/a	3.6	23.5	(0.6)	22.9
Non- recurring items	**(60.1)**	60.1	-	-	-	-	-	-
Basic	**(41.9)**	60.1	1.7	n/a	3.6	23.5	(0.6)	22.9

26 weeks to 3 July 2005	Statutory Result £m	Non-recurring items (a) £m	Amortisation (b) £m	Discontinued operations (c) £m	IAS 39 impact (d) £m	Adjusted Result £m	Acquisitions excluding amortisation (b) £m	Adjusted result excluding acquisitions £m
Revenue	559.0	-	-	20.3	-	579.3	-	579.3
Operating profit	122.9	-	-	5.4	-	128.3	-	128.3
Profit before tax	107.8	-	-	5.4	(0.7)	112.5	-	112.5
	Pence	Pence	Pence	Pence	Pence	Pence	Pence	Pence
Earnings per share:								
Underlying (e)	26.7	-	-	n/a	(0.1)	26.6	-	26.6
Basic	26.7	-	-	n/a	(0.1)	26.6	-	26.6

(a) Details of non-recurring items are set out in note 4 and relate to the impairment of the carrying value of intangible assets.
(b) All acquisitions and amortisation relate to the Regionals business segment.
(c) Details of discontinued operations are set out in note 15. All discontinued operations relate to the Magazines and Exhibitions business segment.
(d) Impact of fair value, exchange rate, and amortisation adjustments on borrowings and associated financial instruments, accounted for under IAS 39. The IAS 39 impact is included in central costs and is not allocated to a business segment.
(e) The earnings per share of the discontinued operations is included in the statutory result.

Other information (continued)

ii. Analysis of net debt (excluding IAS 39)

	2 July 2006 £m	3 July 2005 £m	1 January 2006 £m
Non-current			
Loan notes	**(441.2)**	(441.0)	(441.1)
Obligations under finance leases	**(13.6)**	(16.1)	(15.6)
	(454.8)	(457.1)	(456.7)
Current			
Bank overdrafts	**(38.7)**	(27.0)	(17.9)
Short term loans	**(40.0)**	-	(40.0)
Loan notes	**(0.8)**	(0.2)	(0.8)
Obligations under finance leases	**(2.7)**	(2.3)	(2.8)
	(82.2)	(29.5)	(61.5)
Cash and cash equivalents	**29.5**	29.2	33.2
Net Debt	**(507.5)**	(457.4)	(485.0)

This note summarises net debt on an IFRS comparable basis excluding the impact of IAS 39 fair value, exchange rate and amortisation adjustments, illustrated in note 10. Cash at bank in hand at 2 July 2006 includes £2.3 million of held for sale cash.

INDEPENDENT REVIEW REPORT TO TRINITY MIRROR PLC

Introduction

We have been instructed by the company to review the financial information for the 26 weeks ended 2 July 2006 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and related notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by Law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 2 July 2006.

Deloitte & Touche LLP

Chartered Accountants

3 August 2006